PRICING SUPPLEMENT NO. 445
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-177923
Dated May 31, 2012



Optimization

JPMorgan Chase & Co. Trigger Phoenix Autocallable Optimization Securities

$2,000,000 Linked to the common stock of Bank of America Corporation due on June 5, 2013

Investment Description

Trigger Phoenix Autocallable Optimization Securities are unsecured and unsubordinated debt securities issued by JPMorgan Chase & Co. ("JPMorgan Chase") (each a "Security" and collectively the "Securities") linked to the performance of the common stock of a specific company (the "Underlying Stock"). If the closing price of one share of the Underlying Stock on the applicable quarterly Observation Date is equal to or greater than the Coupon Barrier (subject to adjustments, in the sole discretion of the calculation agent, in the case of certain corporate events described in the accompanying product supplement no. UBS-5-I under "General Terms of Securities — Anti-Dilution Adjustments"), JPMorgan Chase will make a Contingent Coupon payment with respect to that Observation Date. Otherwise, no coupon will be payable with respect to that Observation Date. JPMorgan Chase will automatically call the Securities early if the closing price of one share of the Underlying Stock on any quarterly Observation Date is equal to or greater than the Initial Price. If the Securities are called, JPMorgan Chase will pay the principal amount plus the Contingent Coupon for that Observation Date and no further amounts will be owed to you. If the Securities are not called prior to maturity and the Final Price is equal to or greater than the Trigger Price (which is the same price as the Coupon Barrier), JPMorgan Chase will make a cash payment at maturity equal to the principal amount of your Securities, in addition to the Contingent Coupon. If the Final Price is less than the Trigger Price, JPMorgan Chase will pay you less than the full principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the decline in the price of the Underlying Stock from the Trade Date to the Final Valuation Date. **Investing in the Securities involves significant risks. You may lose some or all of your principal amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase. If JPMorgan Chase were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

- ❑ **Automatically Callable:** JPMorgan Chase will automatically call the Securities and pay you the principal amount plus the Contingent Coupon otherwise due for the applicable quarterly Observation Date if the closing price of one share of the Underlying Stock on any quarterly Observation Date is equal to or greater than the Initial Price, and no further payments will be made on the Securities. If the Securities are not called, investors will have the potential for downside equity market risk at maturity.
- ❑ **Contingent Coupon:** If the closing price of one share of the Underlying Stock on the applicable quarterly Observation Date is equal to or greater than the Coupon Barrier, JPMorgan Chase will make a Contingent Coupon payment with respect to that Observation Date. Otherwise, no coupon will be payable with respect to that Observation Date.
- ❑ **Contingent Repayment of Principal Amount at Maturity:** If by maturity the Securities have not been called and the price of one share of the Underlying Stock does not close below the Trigger Price on the Final Valuation Date, JPMorgan Chase will pay you the principal amount per Security at maturity, in addition to the Contingent Coupon. If the price of the Underlying Stock closes below the Trigger Price on the Final Valuation Date, JPMorgan Chase will repay less than the principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the decline in the price of one share of the Underlying Stock from the Trade Date to the Final Valuation Date. The contingent repayment of principal applies only if you hold the Securities until maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase.

Key Dates

Trade Date	May 31, 2012
Settlement Date	June 5, 2012
Observation Dates[1]	Quarterly (see page 4)
Final Valuation Date[1]	May 31, 2013
Maturity Date[1]	June 5, 2013

[1] Subject to postponement in the event of a market disruption event and as described under "Description of Securities — Automatic Call Feature" and "Description of Securities — Postponement of a Payment Date" in the accompanying product supplement no. UBS-5-I.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. JPMORGAN CHASE IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING STOCK. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN CHASE. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 5 AND UNDER "RISK FACTORS" BEGINNING ON PAGE PS-6 OF THE ACCOMPANYING PRODUCT SUPPLEMENT NO. UBS-5-I BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

We are offering Trigger Phoenix Autocallable Optimizations Securities linked to the common stock of Bank of America Corporation. The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Underlying Stock	Contingent Coupon Rate	Initial Price	Trigger Price	Coupon Barrier	CUSIP	ISIN
Common stock of Bank of America Corporation	18.65% per annum	$7.35	$3.68, which is 50% of the Initial Price	$3.68, which is 50% of the Initial Price	46637G488	US46637G4881

See "Additional Information about JPMorgan Chase & Co. and the Securities" in this pricing supplement. The Securities will have the terms specified in the prospectus dated November 14, 2011, the prospectus supplement dated November 14, 2011, product supplement no. UBS-5-I dated January 6, 2012 and this pricing supplement. *The terms of the Securities as set forth in this pricing supplement, to the extent they differ or conflict with those set forth in product supplement no. UBS-5-I, will supersede the terms set forth in product supplement no. UBS-5-I.*

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product supplement no. UBS-5-I. Any representation to the contrary is a criminal offense.

Offering of Securities	Price to Public[1]		Fees and Commissions[2]		Proceeds to Us	
	Total	Per Security	Total	Per Security	Total	Per Security
Securities linked to the common stock of Bank of America Corporation	$2,000,000	$10	$30,000	$0.15	$1,970,000	$9.85

[1] The price to the public includes the estimated cost of hedging our obligations under the Securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-18 of the accompanying product supplement no. UBS-5-I.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.15 per $10 principal amount Security.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

J.P.Morgan

Recent Developments

One credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. We disclosed that the Chief Investment Office's synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed. We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the Securities. See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011; and "Key Risks — Risks Relating to the Securities Generally — Credit Risk of JPMorgan Chase & Co." in this pricing supplement for further discussion.

Additional Information about JPMorgan Chase & Co. and the Securities

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these Securities are a part, and the more detailed information contained in product supplement no. UBS-5-I dated January 6, 2012. **This pricing supplement, together with the documents listed below, contains the terms of the Securities, supplements the free writing prospectus related hereto dated May 31, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-5-I, as the Securities involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦ Product supplement no. UBS-5-I dated January 6, 2012:
  http://www.sec.gov/Archives/edgar/data/19617/000089109212000166/e46653_424b2.pdf

♦ Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

♦ Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

As used in this pricing supplement, the "Issuer," "JPMorgan Chase," "we," "us" and "our" refer to JPMorgan Chase & Co.

Investor Suitability

The Securities may be suitable for you if, among other considerations:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as an investment in the Underlying Stock.

♦ You accept that you may not receive a Contingent Coupon on some or all of the Coupon Payment Dates.

♦ You believe the Underlying Stock will close at or above the Coupon Barrier on the Observation Dates and the Trigger Price on the Final Valuation Date.

♦ You believe the Underlying Stock will close at or above the Initial Price on one of the specified Observation Dates.

♦ You understand and accept that you will not participate in any appreciation in the price of the Underlying Stock and that your potential return is limited to the Contingent Coupons.

♦ You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Stock.

♦ You are willing to invest in the Securities based on the per annum Contingent Coupon Rate of 18.65%.

♦ You do not seek guaranteed current income from this investment and are willing to forgo dividends paid on the Underlying Stock.

♦ You are willing to invest in securities that may be called early or you are otherwise willing to hold such securities to maturity, a term of 12 months.

♦ You accept that there may be little or no secondary market for the Securities and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC ("JPMS") is willing to trade the Securities.

♦ You are willing to assume the credit risk of JPMorgan Chase for all payments under the Securities, and understand that if JPMorgan Chase defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if, among other considerations:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have the same downside market risk as an investment in the Underlying Stock.

♦ You require an investment designed to provide a full return of principal at maturity.

♦ You do not accept that you may not receive a Contingent Coupon on some or all of the Coupon Payment Dates.

♦ You believe that the price of the Underlying Stock will decline during the term of the Securities and is likely to close below the Coupon Barrier on the Observation Dates and the Trigger Price on the Final Valuation Date.

♦ You seek an investment that participates in the full appreciation in the price of the Underlying Stock or that has unlimited return potential.

♦ You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Stock.

♦ You are not willing to invest in the Securities based on the per annum Contingent Coupon Rate of 18.65%.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦ You seek guaranteed current income from this investment or prefer to receive the dividends paid on the Underlying Stock.

♦ You are unable or unwilling to hold securities that may be called early, or you are otherwise unable or unwilling to hold such securities to maturity, a term of 12 months, or you seek an investment for which there will be an active secondary market.

♦ You are not willing to assume the credit risk of JPMorgan Chase for all payments under the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 5 of this pricing supplement and "Risk Factors" in the accompanying product supplement no. UBS-5-I for risks related to an investment in the Securities.

Final Terms	
Issuer	JPMorgan Chase & Co.
Issue Price	$10.00 per Security
Underlying Stock	Common Stock of Bank of America Corporation
Principal Amount	$10 per Security (subject to a minimum purchase of 100 Securities or $1,000)
Term	12 months, unless called earlier
Automatic Call Feature	The Securities will be called automatically if the closing price of one share of the Underlying Stock on any Observation Date is equal to or greater than the Initial Price. If the Securities are called, JPMorgan Chase will pay you on the applicable Call Settlement Date a cash payment per Security equal to the principal amount *plus* the applicable Contingent Coupon otherwise due for the applicable Observation Date, and no further payments will be made on the Securities
Contingent Coupon	If the closing price of one share of the Underlying Stock is equal to or greater than the Coupon Barrier on any Observation Date, we will pay you the Contingent Coupon for that Observation Date on the relevant Coupon Payment Date.
	If the closing price of one share of the Underlying Stock is less than the Coupon Barrier on any Observation Date, the Contingent Coupon for that Observation Date will not be payable, and we will not make any payment to you on the relevant Coupon Payment Date.
	Each Contingent Coupon will be a fixed amount based on equal quarterly installments at the Contingent Coupon Rate, which is a per annum rate. The table below sets forth each Observation Date and reflects the corresponding Contingent Coupon for the Securities based on the Contingent Coupon Rate of 18.65% per annum.
	Contingent Coupon (per $10 Security)

Observation Dates[1]	Coupon Payment Dates[1]	Bank of America Corporation
August 31, 2012	September 5, 2012	$0.4663
December 3, 2012	December 5, 2012	$0.4663
March 1, 2013	March 5, 2013	$0.4663
May 31, 2013 (Final Valuation Date)	June 5, 2013 (Maturity Date)	$0.4663

Contingent Coupon payments on the Securities are not guaranteed. We will not pay you the Contingent Coupon for any Observation Date on which the closing price of one share of the Underlying Stock is less than the Coupon Barrier.

Contingent Coupon Rate	The Contingent Coupon Rate is 18.65% per annum.
Coupon Payment Dates[2]	2nd business day following the applicable Observation Date, except that the Coupon Payment Date for the Final Valuation Date is the Maturity Date
Call Settlement Dates[2]	First Coupon Payment Date following the applicable Observation Date
Payment at Maturity (per $10 Security)	**If the Securities are not automatically called and the Final Price is equal to or greater than the Trigger Price and the Coupon Barrier,** we will pay you a cash payment at maturity per $10 principal amount Security equal to $10 *plus* the Contingent Coupon otherwise due on the Maturity Date.
	If the Securities are not automatically called and the Final Price is less than the Trigger Price and the Coupon Barrier, we will pay you a cash payment at maturity that is less than $10 per $10 principal amount Security resulting in a loss on your principal amount proportionate to the negative Stock Return, equal to:
	$10 × (1 + Stock Return)
Stock Return	$\dfrac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Initial Price[2]	$7.35, which is the closing price of one share of the Underlying Stock on the Trade Date
Final Price[1,2]	The closing price of one share of the Underlying Stock on the Final Valuation Date
Trigger Price[2]	$3.68, which is 50% of the Initial Price
Coupon Barrier[2]	$3.68, which is 50% of the Initial Price

[1] See footnote 1 under "Key Dates" on the front cover
[2] Subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock as described under "General Terms of Securities — Anti-Dilution Adjustments" in the accompanying product supplement no. UBS-5-I. The Trigger Price and Coupon Barrier may be rounded up to the nearest cent.

Investment Timeline

Trade Date:

The closing price of one share of the Underlying Stock (Initial Price), the Trigger Price and the Coupon Barrier are determined, in each case subject to adjustments, and the Contingent Coupon Rate is set.

Quarterly:

If the closing price of one share of the Underlying Stock is equal to or greater than the Coupon Barrier on any Observation Date, JPMorgan Chase will pay you a Contingent Coupon on the Coupon Payment Date.

The Securities will also be called if the closing price of one share of the Underlying Stock on any Observation Date is equal to or greater than the Initial Price. If the Securities are called, JPMorgan Chase will pay you a cash payment per Security equal to the principal amount *plus* the Contingent Coupon otherwise due for the applicable Observation Date, and no further payments will be made on the Securities

Maturity Date:

The Final Price is determined as of the Final Valuation Date.

If the Securities have not been called and the Final Price is equal to or greater than the Trigger Price and the Coupon Barrier, at maturity JPMorgan Chase will repay the principal amount equal to $10.00 per Security *plus* the Contingent Coupon otherwise due on the Maturity Date.

If the Securities have not been called and the Final Price is less than the Trigger Price and the Coupon Barrier, JPMorgan Chase will repay less than the principal amount, if anything, at maturity, resulting in a loss on your principal amount proportionate to the decline of the Underlying Stock, equal to a return of:

$10 × (1 + Stock Return) per Security

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN CHASE. IF JPMORGAN CHASE WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

What Are the Tax Consequences of the Securities?

You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-5-I. In determining our reporting responsibilities we intend to treat (i) the Securities for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Coupons as ordinary income, as described in the section entitled "Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons" in the accompanying product supplement no. UBS-5-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt.

Sale, Exchange or Redemption of a Security. Assuming the treatment described above is respected, upon a sale or exchange of the Securities (including redemption at maturity), you should recognize short-term capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Securities, which should equal the amount you paid to acquire the Securities (assuming Contingent Coupons are properly treated as ordinary income, consistent with the position referred to above). The deductibility of capital losses is subject to limitations. If you sell your Securities between the time your right to a Contingent Coupon is fixed and the time it is paid, it is likely that you will be treated as receiving ordinary income equal to the Contingent Coupon. Although uncertain, it is possible that proceeds received upon the sale or exchange of your Securities prior to an Observation Date but that can be attributed to an expected Contingent Coupon payment could be treated as ordinary income. You should consult your tax adviser regarding this issue.

As described above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Securities could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and the issues presented by this notice.

The U.S. federal income tax treatment of Contingent Coupons is uncertain, and although we believe it is reasonable to conclude that Contingent Coupons are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your Securities is effectively connected with your conduct of a trade or business in the United States. If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Securities in light of your particular circumstances.

Non-U.S. Holders — Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the Securities are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to Securities held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Underlying Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-5-I. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

Risks Relating to the Securities Generally

♦ **Your Investment in the Securities May Result in a Loss:** The Securities differ from ordinary debt securities in that JPMorgan Chase will not necessarily repay the full principal amount of the Securities. If the Securities are not called and the closing price of one share of the Underlying Stock has declined below the Trigger Price on the Final Valuation Date, you will be fully exposed to any depreciation in the closing price of one share of the Underlying Stock from its Initial Price to its Final Price and JPMorgan Chase will repay less than the full principal amount at maturity, resulting in a loss of principal that is proportionate to the negative Stock Return. Under these circumstances, you will lose 1% of your principal for every 1% that the Final Price is less than the Initial Price and could lose your entire initial investment. As a result, your investment in the Securities may not perform as well as an investment in a security that does not have the potential for full downside exposure to the Underlying Stock.

♦ **You Are Not Guaranteed Any Contingent Coupons:** We will not necessarily make periodic coupon payments on the Securities. If the closing price of one share of the Underlying Stock on an Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon for that Observation Date and the Contingent Coupon that would otherwise be payable will not be accrued and will be lost. If the closing price of one share of the Underlying Stock is less than the Coupon Barrier on each of the Observation Dates, we will not pay you any Contingent Coupon during the term of, and you will not receive a positive return on, your Securities. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Securities.

♦ **Limited Return on the Securities and You Will Not Participate in Any Appreciation of the Underlying Stock:** The return potential of the Securities is limited to the specified Contingent Coupon Rate, regardless of the appreciation in the closing price of one share of the Underlying Stock, which may be significant. In addition, the total return on the Securities will vary based on the number of Observation Dates on which the requirements for a Contingent Coupon have been met prior to maturity or an automatic call. Further, if the Securities are called, you will not receive any Contingent Coupons or any other payments in respect of any Observation Dates after the Call Settlement Date. Because the Securities could be called as early as the first Observation Date, the total return on the Securities could be minimal. If the Securities are not called, you may be subject to the Underlying Stock's risk of decline even though you were not able to participate in any potential appreciation in the price of the Underlying Stock. As a result, the return on an investment in the Securities could be less than the return on a direct investment in the Underlying Stock. In addition, if the Securities are not called and the Final Price is below the Trigger Price, you will have a loss on your principal amount and the overall return on the Securities may be less than the amount that would be paid on a conventional debt security of JPMorgan Chase of comparable maturity.

♦ **Contingent Repayment of Principal Applies Only If You Hold the Securities to Maturity:** If you are able to sell your Securities in the secondary market prior to maturity, you may have to sell them at a loss relative to your initial investment even if the stock price is above the Trigger Price. If by maturity the Securities have not been called, either JPMorgan Chase will repay you the full principal amount per Security *plus* the Contingent Coupon or, if the price of one share of the Underlying Stock closes below the Trigger Price on the Final Valuation Date, JPMorgan Chase will repay less than the principal amount, if anything, at maturity, resulting in a loss on your principal amount that is proportionate to the decline in the closing price of one share of the Underlying Stock from the Trade Date to the Final Valuation Date. This contingent repayment of principal applies only if you hold your Securities to maturity.

♦ **The Probability That the Final Price Will Fall Below the Trigger Price on the Final Valuation Date Will Depend on the Volatility of the Underlying Stock:** "Volatility" refers to the frequency and magnitude of changes in the price of the Underlying Stock. Greater expected volatility with respect to the Underlying Stock reflects a higher expectation as of the Trade Date that the price of that stock could close below its Coupon Barrier on any Observation Date, resulting in the loss of one or more Contingent Coupons or below its Trigger Price on the Final Valuation Date of the Securities, resulting in the loss of some or all of your investment. In addition, that Contingent Coupon Rate is set on the Trade Date and depends in part on this expected volatility. However, a stock's volatility can change significantly over the term of the Securities. The closing price of one share of the Underlying Stock for your Securities could fall sharply, which could result in a loss of one or more Contingent Coupons and a significant loss of principal.

♦ **Credit Risk of JPMorgan Chase & Co.:** The Securities are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank *pari passu* with all of our other unsecured and unsubordinated obligations. The Securities are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any repayment of principal, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Securities and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

In particular, one credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the Securities. See "Recent Developments" in this pricing supplement; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

♦ **Reinvestment Risk:** If your Securities are called early, the holding period over which you would have the opportunity to receive any Contingent Coupons could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Securities at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Securities are called prior to the maturity date.

♦ **Potential Conflicts:** We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the Securities and the value of the Securities. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the Securities declines. Please refer to "Risk Factors — Risks Relating to the Securities Generally" in the accompanying product supplement no. UBS-5-I for additional information about these risks. We and/or our affiliates may also currently or from time to time engage in business with the issuer of the Underlying Stock, including extending loans to, or making equity investments in, the issuer of the Underlying Stock or providing advisory services to the issuer of the Underlying Stock. As a prospective purchaser of the Securities, you should undertake an independent investigation of the issuer of the Underlying Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the Securities.

♦ **Each Contingent Coupon Is Based Solely on the Closing Price of One Share of the Underlying Stock on the Observation Date:** Whether a Contingent Coupon will be payable with respect to an Observation Date will be based solely on the closing price of one share of the Underlying Stock on that Observation Date. As a result, you will not know whether you will receive a Contingent Coupon until the related Observation Date. Moreover, because each Contingent Coupon is based solely on the closing price of one share of the Underlying Stock on the applicable Observation Date, if that closing price is less than the Coupon Barrier, you will not receive any Contingent Coupon with respect to that Observation Date, even if the closing price of one share of the Underlying Stock was higher on other days during the period before that Observation Date.

♦ **Single Stock Risk:** The price of the Underlying Stock can rise or fall sharply due to factors specific to that Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information regarding each Underlying Stock and its issuer, please see "The Underlying Stocks" and the section applicable to the Underlying Stock issuer in this pricing supplement and that issuer's SEC filings referred to in those sections. **We urge you to review financial and other information filed periodically with the SEC by the Underlying Stock issuer.**

♦ **Certain Built-In Costs Are Likely to Affect Adversely the Value of the Securities Prior to Maturity:** While the payment on any Coupon Payment Date, Call Settlement Date or at maturity, if any, described in this pricing supplement is based on the full principal amount of your Securities, the original issue price of the Securities includes UBS's commission and the estimated cost of hedging our obligations under the Securities. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Influence the Value of the Securities" below. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **No Dividend Payments or Voting Rights in the Underlying Stock:** As a holder of the Securities, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights or dividend payments. In addition, the issuer of the Underlying Stock will not have any obligation to consider your interests as a holder of the Securities in taking any corporate action that might affect the value of the Underlying Stock and the Securities.

♦ **No Affiliation with the Underlying Stock Issuer:** We are not affiliated with the issuer of the Underlying Stock. We have not independently verified the information about the Underlying Stock issuer contained in this pricing supplement or in product supplement no. UBS-5-I. You should make your own investigation into the Underlying Stock and its issuer. We are not responsible for the Underlying Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.

♦ **No Assurances That the Investment View Implicit in the Securities Will Be Successful:** While the Securities are structured to provide for Contingent Coupons if the Underlying Stock does not close below the Coupon Barrier on the Observation Dates, we cannot assure you of the economic environment during the term or at maturity of your Securities.

♦ **Lack of Liquidity:** The Securities will not be listed on any securities exchange. JPMS intends to offer to purchase the Securities in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which JPMS is willing to buy the Securities.

♦ **Anti-Dilution Protection Is Limited and May Be Discretionary:** Although the calculation agent will adjust the Initial Price, the Trigger Price and the Coupon Barrier for certain corporate events (such as stock splits and stock dividends) affecting the Underlying Stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the Underlying Stock. If an event occurs that does not require the calculation agent to adjust the Initial Price, the Trigger Price and the Coupon Barrier, the market value of your Securities and the payment on any Coupon Payment Date, upon an automatic call or at maturity may be materially and adversely affected. You should also be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from what is described in the accompanying product supplement as it deems necessary to ensure an equitable result. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the Securities in making these determinations.

♦ **Hedging and Trading in the Underlying Stock:** While the Securities are outstanding, we or any of our affiliates may carry out hedging activities related to the Securities, including in the Underlying Stock or instruments related to the Underlying Stock. We or our affiliates may also trade in the Underlying Stock or instruments related to the Underlying Stock from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Securities could adversely affect our payment of any Contingent Coupon and our payment to you at maturity if not previously called. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the Securities declines.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates:** JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations (for example, with respect to the issuer of the Underlying Stock) that are inconsistent with investing in or holding the Securities, and which may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the Underlying Stock and could affect the value of the Underlying Stock, and therefore the market value of the Securities.

♦ **Tax Treatment:** Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax adviser about your tax situation.

♦ **Potential JPMorgan Chase & Co. Impact on Market Price of Underlying Stock:** Trading or transactions by JPMorgan Chase & Co. or its affiliates in the Underlying Stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Stock may adversely affect the market price of the Underlying Stock and, therefore, the market value of the Securities.

♦ **Market Disruptions May Adversely Affect Your Return:** The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one share of the Underlying Stock on an Observation Date, determining if the Securities are to be automatically called, determining if a Contingent Coupon is payable, calculating the Stock Return if the Securities are not automatically called and calculating the amount that we are required to pay you, if any, on any Coupon Payment Date, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Securities, it is possible that one or more of the Observation Dates and the applicable payment date will be postponed and your return will be adversely affected. See "General Terms of Securities — Market Disruption Events" in the accompanying product supplement no. UBS-5-I.

♦ **Many Economic and Market Factors Will Impact the Value of the Securities:** In addition to the value of the Underlying Stock and interest rates on any trading day, the value of the Securities will be impacted by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. UBS-5-I.

Hypothetical Examples

The examples below illustrate the hypothetical payments on a Coupon Payment Date, upon an automatic call or at maturity under different hypothetical scenarios for a $10.00 Security on an offering of the Securities based on the following information (amounts have been rounded for ease of reference):

Principal Amount:	$10.00
Term:	12 months (unless earlier called)
Initial Price:	$7.35
Contingent Coupon Rate:	18.65% per annum (or 4.663% per quarter)
Observation Dates:	Quarterly
Trigger Price:	$3.68 (which is 50.00% of the hypothetical Initial Price)
Coupon Barrier:	$3.68 (which is 50.00% of the hypothetical Initial Price)

Example 1 — Securities Are Called on the First Observation Date

Date	Closing Price	Payment (per Security)
First Observation Date	$8.09 (at or above Initial Price)	$10.4663 (Payment upon Automatic Call)
	Total Payment:	$10.4663 (4.663% return)

Because the Securities are called on the first Observation Date, we will pay you on the applicable Call Settlement Date a total of $10.4663 per Security, reflecting your principal amount plus the applicable Contingent Coupon for a 4.663% total return on the Securities.

Example 2 — Securities Are Called on the Third Observation Date

Date	Closing Price	Payment (per Security)
First Observation Date	$4.32 (at or above Coupon Barrier; below Initial Price)	$0.4663 (Contingent Coupon)
Second Observation Date	$3.68 (at or above Coupon Barrier; below Initial Price)	$0.4663 (Contingent Coupon)
Third Observation Date	$8.09 (at or above Initial Price)	$10.4663 (Payment upon Automatic Call)
	Total Payment:	$11.3989 (13.9890% return)

Because the Securities are called on the third Observation Date, we will pay you on the applicable Call Settlement Date a total of $10.4663 per Security, reflecting your principal amount plus the applicable Contingent Coupon. When that amount is added to the Contingent Coupon payments of $0.9326 received in respect of prior Observation Dates, we will have paid you a total of $11.3989 per Security for a 13.9890% total return on the Securities.

Example 3 — Securities Are NOT Called <u>and</u> the Final Price Is at or above the Trigger Price and the Coupon Barrier

Date	Closing Price	Payment (per Security)
First Observation Date	$4.41 (at or above Coupon Barrier; below Initial Price)	$0.4663 (Contingent Coupon)
Second Observation Date	$2.94 (below Coupon Barrier)	$0.00
Third Observation Date	$2.21 (below Coupon Barrier)	$0.00
Final Valuation Date	$4.41 (at or above Trigger Price and Coupon Barrier; below Initial Price)	$10.4663 (Payment at Maturity)
	Total Payment:	$10.9326 (9.3260% return)

At maturity, we will pay you a total of $10.4663 per Security, reflecting your principal amount plus the applicable Contingent Coupon. When that amount is added to the Contingent Coupon payment of $0.4663 received in respect of prior Observation Dates, we will have paid you a total of $10.9326 per Security for a 9.3260% total return on the Securities.

Example 4 — Securities Are NOT Called <u>and</u> the Final Price Is below the Trigger Price and the Coupon Barrier

Date	Closing Price	Payment (per Security)
First Observation Date	$4.41 (at or above Coupon Barrier; below Initial Price)	$0.4663 (Contingent Coupon)
Second Observation Date	$3.68 (at or above Coupon Barrier; below Initial Price)	$0.4663 (Contingent Coupon)
Third Observation Date	$4.41 (at or above Coupon Barrier; below Initial Price)	$0.4663 (Contingent Coupon)
Final Valuation Date	$2.94 (below Trigger Price and Coupon Barrier)	$10.00 × (1 + Stock Return) = $10.00 × (1 + -60%) = $10.00 × 40% = $4.00 (Payment at Maturity)
	Total Payment:	$5.3989 (-46.01% return)

Because the Securities are not called and the Final Price is below the Trigger Price and the Coupon Barrier, at maturity we will pay you $4.00 per Security. When that amount is added to the Contingent Coupon payments of $1.3989 received in respect of prior Observation Dates, we will have paid you $5.3989 per Security for a loss on the Securities of 46.01%.

Example 5 — Securities Are NOT Called <u>and</u> the Final Price is below the Trigger Price and the Coupon Barrier

Date	Closing Price	Payment (per Security)
First Observation Date	$2.94 (below Coupon Barrier)	$0.00
Second Observation Date	$2.21 (below Coupon Barrier)	$0.00
Third Observation Date	$2.21 (below Coupon Barrier)	$0.00
Final Valuation Date	$1.84 (below Trigger Price and Coupon Barrier)	$10.00 × (1 + Stock Return) = $10.00 × (1 + -75%) = $10.00 × 25% = $2.50 (Payment at Maturity)
	Total Payment:	$2.50 (-75.00% return)

Because the Securities are not called and the Final Price is below the Trigger Price and the Coupon Barrier, at maturity we will pay you $2.50 per Security for a loss on the Securities of 75.00%. Because there is no Contingent Coupon paid during the term of the Securities, that represents the total payment on the Securities.

The hypothetical returns and hypothetical payouts on the Securities shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

The Underlying Stock

Included on the following pages is a brief description of the issuer of the Underlying Stock. This information has been obtained from publicly available sources and is provided for informational purposes only. Set forth below is a table that provides the quarterly high and low closing prices of one share of the Underlying Stock. The information given below is for the four calendar quarters in each of 2007, 2008, 2009, 2010 and 2011 and the first calendar quarter of 2012. Partial data is provided for the second calendar quarter of 2012. We obtained the closing price information set forth below from the Bloomberg Professional® service ("Bloomberg"), without independent verification. You should not take the historical prices of any Underlying Stock as an indication of future performance.

The Underlying Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of an Underlying Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the issuer of the Underlying Stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We do not make any representation that these publicly available documents are accurate or complete.

Bank of America Corporation

According to its publicly available filings with the SEC, Bank of America Corporation, which we refer to as Bank of America, is a financial institution, serving individual consumers, small- and middle-market businesses, institutional investors, large corporations and governments with a full range of banking, investing, asset management and other financial and risk management products and services. The common stock of Bank of America, par value $0.01 per share (Bloomberg ticker: BAC), is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Bank of America in the accompanying product supplement no. UBS-5-I. Bank of America's SEC file number is 001-06523.

Historical Information Regarding the Common Stock of Bank of America

The following table sets forth the quarterly high and low closing prices of one share of the common stock of Bank of America, based on daily closing prices on the primary exchange for Bank of America, as reported by Bloomberg. The closing price of one share of the common stock of Bank of America on May 31, 2012 was $7.35. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the price of the common stock of Bank of America has experienced significant fluctuations. The historical performance of the common stock of Bank of America should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the common stock of Bank of America during the term of the Securities. We cannot give you assurance that the performance of the common stock of Bank of America will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Bank of America will pay in the future. In any event, as an investor in the Securities, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Bank of America.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Close
1/1/2007	3/31/2007	$54.05	$49.46	$51.02
4/1/2007	6/30/2007	$51.82	$48.80	$48.89
7/1/2007	9/30/2007	$51.87	$47.00	$50.27
10/1/2007	12/31/2007	$52.71	$41.10	$41.26
1/1/2008	3/31/2008	$45.03	$35.31	$37.91
4/1/2008	6/30/2008	$40.86	$23.87	$23.87
7/1/2008	9/30/2008	$37.48	$18.52	$35.00
10/1/2008	12/31/2008	$38.13	$11.25	$14.08
1/1/2009	3/31/2009	$14.33	$3.14	$6.82
4/1/2009	6/30/2009	$14.17	$7.05	$13.20
7/1/2009	9/30/2009	$17.98	$11.84	$16.92
10/1/2009	12/31/2009	$18.59	$14.58	$15.06
1/1/2010	3/31/2010	$18.04	$14.45	$17.85
4/1/2010	6/30/2010	$19.48	$14.37	$14.37
7/1/2010	9/30/2010	$15.67	$12.32	$13.10
10/1/2010	12/31/2010	$13.56	$10.95	$13.34
1/1/2011	3/31/2011	$15.25	$13.33	$13.33
4/1/2011	6/30/2011	$13.72	$10.50	$10.96
7/1/2011	9/30/2011	$11.09	$6.06	$6.12
10/1/2011	12/31/2011	$7.35	$4.99	$5.56
1/1/2012	3/31/2012	$9.93	$5.80	$9.57
4/1/2012	5/31/2012*	$9.68	$6.83	$7.35

* As of the date of this pricing supplement available information for the second calendar quarter of 2012 includes data for the period from April 1, 2012 through May 31, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2012.

The graph below illustrates the daily performance of the common stock of Bank of America from January 2, 2002 through May 31, 2012, based on information from Bloomberg, without independent verification. The dotted line represents the Coupon Barrier and Trigger Price equal to 50% of the closing price on May 31, 2012.

Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.



Supplemental Plan of Distribution

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Securities that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, JPMS intends to offer to purchase the Securities in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-18 of the accompanying product supplement no. UBS-5-I.

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the Securities offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Securities will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the Securities and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.